HYBRID FUEL SYSTEMS, INC.
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 Vehicle Conversion Systems o Fuel Station Installation and Service o Research &
                      Development o Training Certification

                                November 28, 2005

Mr. Max Webb
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:   Hybrid Fuel Systems, Inc., (the "Company")
      Registration Statement on Form SB-2, filed on November 23, 2005 File No. 333-129928

Dear Mr. Webb:

      In response to your telephone conversation which took place today between you and Darrin Ocasio, Esq. of Sichenzia Ross Friedman Ference LLP, securities counsel to the Company, we have made the following clarifications to the above referenced registration statement on Form SB-2.

Form SB-2
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General
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Convertible Debenture
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1.    Please clarify the disclosure regarding the conversion price of the debenture issued to Dutchess.

      Response:
      ---------

      We have revised the disclosure to clarify the conversion price of the debenture issued to Dutchess throughout the prospectus to reflect the fixed conversion price of $0.27 per share. Accordingly, we believe that a withdrawal of the registration statement is not required.


Sincerely,

/s/ Mark Clancy

Mark Clancy
Chief Executive Officer



                    12409 Telecom Drive, Tampa, Florida 33637
                       (813)-979-9222/(fax)(813)-979-9224